Exhibit 99.1

Big Tree Cloud Holdings Limited Regains Compliance with Nasdaq Minimum Market Value of Publicly Held Shares Requirement

SHENZHEN, China, July 14, 2025 /PRNewswire/ -- Big Tree Cloud Holdings Limited (“Big Tree Cloud” or the “Company”) (NASDAQ: DSY) (NASDAQ: DSYWW), a capital platform enterprise focused on strategic investment and industry integration in the personal care sector, today announced that it has received written confirmation from the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company has regained compliance with the minimum market value of publicly held shares (“MVPHS”) requirement under Nasdaq Listing Rule 5450(b)(2)(C) (the “Rule”). Consequently, the Company is now in compliance with all applicable listing standards and its ordinary shares will continue to be listed on the Nasdaq Global Market.

The Company was previously notified by Nasdaq on March 13, 2025, that it was not in compliance with the MVPHS requirement because its ordinary shares had failed to maintain an MVPHS of $15,000,000 over the previous 30 consecutive trading days as required under the Rule. In order to regain compliance with the Rule, the Company was required to maintain an MVPHS of $15,000,000 or more for at least 10 consecutive trading days. Nasdaq determined that this requirement was met on July 11,2025.

About Big Tree Cloud

Founded in 2020, Big Tree Cloud is positioned as an international capital platform focused on industrial integration and strategic investment in China’s personal care industry. The company emphasizes scientific research, innovation, and technological advancement, as well as supply chain synergy and efficiency improvement, and is firmly committed to promoting globalization.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Big Tree Cloud’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Big Tree Cloud’s expectations, strategy, priorities, plans or intentions. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks discussed in our reports filed or furnished to the Securities and Exchange Commission.. Big Tree Cloud cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Big Tree Cloud does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Relations Contact

Ting Yan

Phone: +86 15986815865

Email: yanting@bigtreeclouds.com